

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2013

<u>Via E-Mail</u>
Mr. Patrick J. Talamates
Chief Financial Officer
The McClatchy Company
2100 Q Street
Sacramento, California 95816-6899

      Re: The McClatchy Company
               Form 10-K for the year ended December 25, 2011
               Filed March 2, 2012
               File No. 333-46501

Dear Mr. Talamantes:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Linda Cvrkel

               Linda Cvrkel
               Branch Chief